                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                               STAC SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    852323104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                SEPTEMBER 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

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CUSIP NO. 852323104                 FORM 13G                   Page 2 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

     IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                    (b) XX
                                                                        --

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                             375,835 (1)
               -----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                           -0-
               -----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                          375,835 (1)
               -----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                               -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   375,835
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                   ___
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                   6.1% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,150,169 shares of the Stock outstanding.

CUSIP NO. 852323104                  FORM 13G                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only)

     DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) XX
                                                                          --

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                              -0-
                ----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                            375,835 (1)
                ----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                           -0-
                ----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                                375,835 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    375,835 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                       ___
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    6.1% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                    OO    (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as Trustee of Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,150,169 shares of the Stock outstanding.

CUSIP NO. 852323104                    FORM 13G                Page 4 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only)

     JONATHAN HUBERMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b) XX
                                                                              --

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                                       -0-
                ----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                                     375,835 (1)
                ----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                                    -0-
                ----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                                         375,835 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             375,835 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  ___
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                             6.1% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Solely in his capacity as a general partner of Idanta Partners Ltd.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,150,169 shares of the Stock outstanding.

CUSIP NO. 852323104                 FORM 13G                   Page 5 of 8 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 12, 1993 (the "Schedule 13G"), relating to the Common Stock, no par value per share (the "Stock"), of Stac Software, Inc. (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated February 12, 1994; Amendment No. 2 thereto dated February 13, 1995; Amendment No. 3 thereto dated February 3, 1997; Amendment No. 4 thereto dated February 6, 1998; Amendment No. 5 thereto dated February 20, 1998; and Amendment No. 6 thereto dated February 5, 1999.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", Dunn Family Trust, David J. Dunn, Trustee, is referred to as "DJD" and Jonathan Huberman is referred to as "JH".


Item 4.  Ownership.
         ----------

Item 4 as reported in the schedule 13G is hereby amended as follows:

         IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 375,835,
                  (b) which constitutes approximately 6.1% of the assumed 6,150,169 outstanding shares of the Stock.
                  (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock.

         DJD:     (a) Because of his position as general partner of IPL
                  (which owns 375,835 shares of the Stock), DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 375,835 shares,
                  (b) which constitutes approximately 6.1% of the assumed 6,150,169 outstanding shares of the Stock.
                  (c) In his capacity as a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock. DJD shares this power with JH. DJD owns no shares individually.

         JH: (a) Because of his position as general partner of IPL (which owns 375,835 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 375,835 shares,
                  (b) which constitutes approximately 6.1% of the assumed 6,150,169 outstanding shares of the Stock.

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CUSIP NO. 852323104                   FORM 13G                 Page 6 of 8 Pages

                  (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock. JH shares this power with DJD. JH owns no shares individually.


Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Item 8 as reported in the schedule 13G is hereby amended as follows:

         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

CUSIP NO. 852323104                  FORM 13G                  Page 7 of 8 Pages


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2000

         IDANTA PARTNERS LTD.
         a Texas limited partnership


         by:    /s/ Jonathan Huberman
                ---------------------
                Jonathan Huberman
                General Partner



         DUNN FAMILY TRUST


         by:    /s/ David J. Dunn
                -----------------
                David J. Dunn, Trustee



         JONATHAN HUBERMAN


         by:    /s/ Jonathan Huberman
                ---------------------
                Jonathan Huberman

CUSIP NO. 852323104                    FORM 13G                Page 8 of 8 Pages


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

IDANTA PARTNERS LTD.
a Texas limited partnership


by:      /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman
         General Partner



DUNN FAMILY TRUST


by:      /s/ David J. Dunn
         -----------------
         David J. Dunn, Trustee




JONATHAN HUBERMAN


by:      /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman